

Mail Stop 4546

December 15, 2016

T.J. Magallanes
Chief Executive Officer
Sunset Island Group, Inc.
4325 Glencoe Ave Ste C9-9903
Marina Del Rey, CA 90292

> **Re:** **Sunset Island Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 16, 2016**
> **File No. 333-214643**

Dear Mr. Magallanes:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments

Prospectus Cover Page

1.   Please note that Schedule A paragraph 16 of the Securities Act and Regulation S-K Item 501(b)(3) require that you disclose the price at which the securities will be sold. Given the lack of an established market for your securities, your statement that selling shareholders will sell at "prevailing market price for the shares of common stock, or in negotiated transactions" is insufficient to satisfy your disclosure obligation. Please note that we do not consider the OTC Pink market to be an established trading market for purposes of satisfying this disclosure requirement. Please revise throughout your prospectus, including Item 5 and Item 8 and the reference to rule 457(c) in the fee table so that it only references the fixed price at which selling shareholders will sell their shares. We would not object if you disclose that the shares will be sold at the fixed price

until the common stock becomes quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange.

Prospectus Summary, page 7

2.   We note that you currently have the "ability to distribute products in 50 dispensaries throughout the state of California." Here, and throughout the prospectus, clarify what you mean by "ability to distribute." In addition, disclose whether you have any oral or written agreements in place with these dispensaries and if so, describe the material terms of these arrangements and include them as exhibits to your registration statement, or tell us why they are not required to be filed. If you have no distribution outlets identified or you have no agreements or arrangements in place, please revise to state.

Summary Risk Factors, page 8

3.   Please clarify your reference to the real estate assets and the real estate industry, as well as your reference on page 15 to MediFarm I, MediFarm II, IVXX, and GrowOp Technology.

Risk Factors, page 11

4.   Please tell us whether and when you plan to register a class of your securities under the Exchange Act. If you do not intend to so register a class of securities, please add a risk factor related to the discontinuance of periodic disclosure due to the automatic reporting suspension under section 15(d) of the Exchange Act, and address the effect of the inapplicability to you of the proxy rules and section 16 of the Exchange Act

Plan of Distribution, page 18

5.   We note your statement in the third full paragraph on page 18 that the selling shareholder "may be deemed" to be an underwriter. Please revise to state that the selling securityholder "is" an underwriter. For guidance, refer to rule 145(c) and Section II.G of Securities Act Release 33-8869, Revisions to Rules 144 and 145 (December 6, 2007), available on the Commission's website.

Item 9: Description of Securities to be Registered, page 20

6.   You state that in the reverse merger with Battle Mountain Genetics, 50 million shares of your common stock were issued to its three former owners. However, you also state that 40 million shares were issued and that the 50,031,771 common shares outstanding at October 31, 2016 were held by approximately 310 shareholders of record. Please explain these apparent inconsistencies and revise accordingly.

Item 11: Information with Respect to the Registrant, page 21

7.   Please provide the disclosure required by Item 404(d) of Regulation S-K regarding related persons, promoters and certain control persons. For example, we note disclosure elsewhere of loans from related parties, whose names are unidentified.

Business of The Registrant, page 21

8.   We note that you will be "providing clients a licensed manufacturing facility to produce products such as oils and edibles." Please clarify whether you own such a facility. If not, disclose whether you have identified such a facility and whether you have any oral or written agreements in place with a facility. Please disclose the material terms of any such arrangements, and file them as exhibits to your registration statement. If you have no manufacturing facility identified or you have no agreements or arrangements in place, please revise to state.

9.   We note your disclosure focuses on your executive, administrative, and operating offices are located in Marina Del Rey, California but also that your "main operations" are based in Oakland, California. Please describe the location and general character of the property in Oakland and how it is held. Please refer to Regulation S-K Item 102 and Instruction 1 thereof.

Government Regulation, page 22

10.   We note the risk factor disclosures relating to federal and state marijuana regulation which may negatively impact your revenues and profits. Please reconcile the disclosure in this section, which states that there are no governmental regulations related to your business. Please revise this section to provide the disclosure required by Item 101(h)(4)(ix) of Regulation S-K.

Market Price and Dividends, page 22

11.   Please revise to state that there is no established trading market for your common stock pursuant to Item 201(a)(1)(i) of Regulation S-K, which provides that "the existence of limited or sporadic quotations" such as the pink sheets "should not of itself be deemed an established public trading market." Further, we note your statement on page 14 that the "display of quotes has been discontinued by OTC Markets."

12.   Please revise to explain the nature and significance of the "Stop warning" from the OTC Markets and the basis for this warning.

Management's Discussion and Analysis of Financial Condition and Results…, page 24

13.   You state that significant revenues are not expected until "we open our first restaurant." Please explain how restaurant operations are consistent with your planned business activities, as described on page 7. Revise accordingly.

Critical Accounting Policies, page 25

14.   You state that "revenue earnings activities are recognized when the company has substantially accomplished all it must do to be entitled to the benefits represented by the revenue." Please revise this disclosure to be consistent with guidance in ASC 605.

15.   Your description of accounting policies for basic and diluted net loss per share and stock-based compensation appear to be inconsistent with your current capital structure and business activities. For example, you state that "common stock equivalents pertaining to convertible debt, options, warrants and convertible preferred shares were not included in the computation of diluted net loss per share," none of which existed from inception through October 31, 2016. Please revise these disclosures to more accurately reflect your existing and planned business activities.

Identification of Directors and Executive Officers, page 27

16.   Please revise to clarify the business experience during the past five years for each director and executive officer. In this regard, disclose the nature of Ms. Braugher's consulting business over the last five years, and discuss with respect to both directors the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e)(1) of Regulation S-K.

Item 15: Unregistered Sales of Equity Securities and Use of Proceeds, page 33

17.   Please expand your disclosure to name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K.

Consolidated Balance Sheet, page F-3

18.   Please correct your consolidated balance sheet to show a total amount for liabilities and stockholder's equity.

19.   The caption and heading, "Stockholders' Deficit," are inconsistent with the amount presented. Please revise accordingly.

Consolidated Statement of Changes in Stockholder's Deficit, page F-5

20.   Please revise the title to be consistent with the amount presented in this financial statement.

21.   The sale of common stock for $11,000 appears to represent the purchase of 4,000 shares of Battle Mountain Genetics by Novus Group, which were subsequently exchanged for 4 million shares as part of the reverse merger. However, on page 17, you state that the Novus Group paid $15,000 to purchase these shares. Please explain this apparent inconsistency and revise accordingly.

22.   You state that a one-for-ten thousand (1:10,000) reverse stock split became effective on October 14, 2016 and that all share information was retroactively restated. Please confirm that the amount of 50,031,771 common shares outstanding at October 31, 2016 is reflective of this reverse stock split.

Consolidated Statement of Cash Flows, page F-6

23.   Please change the caption, net change in cash, to show a positive amount.

Notes to Consolidated Financial Statements
Note 4--Income Taxes, page F-8

24.   Please review your income tax disclosures for consistency with the guidance in ASC 740.

Exhibit 5.1

25.   We note the opinion indicates that the shares "will be validly issued, fully paid and nonassessable." However, we also note that the registration statement is registering the resale of shares that are already outstanding. Therefore, please revise the opinion to indicate whether these shares are validly issued, fully paid and non-assessable.

Exhibit 23.1

26.   You state that your report on the financial statements was dated November 7, 2016. However, your report on page F-2 is dated November 11, 2016. Please explain this apparent inconsistency and revise accordingly.

Other Comments

27.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

28.   Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Franklin Wyman at (202) 551-3660 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Nathaniel M. Reinking, Esq.